As filed with the Securities and Exchange Commission on June 24, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For the fiscal year ended
                                December 31, 2004


                                       or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1933


                       For the transition period from to

                                 Commission File
                                 No. 000 - 18645

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 TRIMBLE NAVIGATION LIMITED
                    749 North Mary Avenue
                 Sunnyvale, CALIFORNIA 94085

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
                 Financial Statements and Supplemental Schedule
                     Years ended December 31, 2004 and 2003


Table of Contents
                                                                          Page

Report of Independent Registered Public Accounting Firm......................1

Audited Financial Statements:

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year) ......... 9

Exhibit 23 - Consent of Independent Registered Public Accounting Firm ..... 10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Mohler, Nixon & Williams
----------------------------
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 24, 2005

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           December 31,
                                                      2004            2003

Assets:
    Investments, at fair value                   $98,281,869       $  84,729,978
    Participant loans                              1,156,714           1,294,030
                                                   ---------           ---------

          Assets held for investment purposes     99,438,583          86,024,008

    Participants' contribution receivable                  -             143,574
    Employer's contribution receivable                     -              26,967
    Other receivables                                      -              35,680
                                                 -----------       -------------
Net assets available for benefits                $99,438,583       $  86,230,229
                                                 ===========       =============


See accompanying notes.

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                       Years ended
                                                                       December 31,
                                                                 2004                 2003
Additions to net assets attributed to:
        Investment income:
             Dividends and interest                          $  1,750,999        $    769,227
             Net realized and unrealized appreciation
                  in fair value of investments                  8,612,719          18,189,640
                                                                ---------          ----------
                                                               10,363,718          18,958,867

        Contributions:
             Participants'                                      7,602,046           6,337,614
             Employer's                                         1,905,189           1,802,951
                                                                ---------           ---------
                                                                9,507,235           8,140,565
                                                                ---------           ---------
                  Total additions                              19,870,953          27,099,432
                                                               ----------          ----------

Deductions from net assets attributed to:
        Withdrawals and distributions                           6,655,668           5,931,129
        Administrative expenses                                     6,931               7,596
                                                                    -----               -----
                  Total deductions                              6,662,599           5,938,725
                                                                ---------           ---------
                  Net increase in net assets                   13,208,354          21,160,707

Net assets available for benefits:
        Beginning of year                                      86,230,229          65,069,522
                                                               ----------          ----------
        End of year                                          $ 99,438,583        $ 86,230,229
                                                             ============        ============


See accompanying notes.

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the "Company") to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Administration - The Company has appointed an Administrative Committee (the "Committee") to manage the operation and administration of the Plan. The Company contracted with Fidelity Management Trust Company ("Fidelity") to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan were held by Fidelity and invested in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan's investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated September 10, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended and related state statues, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2004 and 2003 was as follows:

Date        Number of shares             Fair value                Cost

2004          317,651                  $ 10,495,197            $ 3,845,861
2003          229,787                  $  8,557,286            $ 3,734,295

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 18% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants' direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. For 2004 and 2003, the Company matched 50% of the participant's contribution up to 5% of compensation with a maximum of $2,500 per year. Contributions for the years ended December 31, 2004 and 2003 were approximately $1,905,000 and $1,803,000 respectively.

Vesting - Participants are immediately vested in their entire account, including employer matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in their account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2004 carry interest rates ranging from 5% to 9.5%.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

                                                  2004                2003
                                                  ----                ----

Trimble Navigation Limited Common Stock         $ 10,495,197       $  8,557,286
Fidelity Magellan Fund                            10,482,000         10,103,098
Fidelity ContraFund                               14,549,014         12,761,859
Fidelity Balanced Fund                             9,450,090          7,636,393
Fidelity Aggressive Growth Fund                    4,990,488          5,483,011
Fidelity Dividend Growth Fund                      7,908,277          7,558,077
Retirement Money Market Fund                      14,172,630         15,027,012
Fidelity Low Price Stock Fund                      6,042,697          3,869,241
Other funds individually less than 5%
   of net assets                                  21,348,190         15,028,031
                                                  ----------         ----------

         Assets held at end of year             $ 99,438,583       $ 86,024,008
                                                ============       ============

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows for the years ended December 31:

                                   2004                  2003
                                   ----                  ----

 Common stock                   $   2,639,344        $    6,079,743
 Mutual funds                       5,973,375            12,109,897
                                    ---------            ----------
                                $   8,612,719        $   18,189,640
                                =============        ==============

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

                              SUPPLEMENTAL SCHEDULE
                         TRIMBLE NAVIGATION SAVINGS AND
                 RETIREMENT PLAN Schedule H, Line 4i - Schedule
                       of Assets (Held at the End of Year)

                    Employer Identification Number 94-2802192
                                Plan Number: 001

                                December 31, 2004


                                                     Description of investment including
         Identity of issue, borrower,                 maturity date, rate of interest,             Current
           lessor or similar party                    collateral, par or maturity value             value
           -----------------------                    ---------------------------------             -----
  Janus Flex Income Fund                         Mutual Fund                                        $ 2,395,182
  PIMCO Total Return                             Mutual Fund
                                                                                                        496,547
  Strong Common Stock Fund                       Mutual Fund
                                                                                                      1,199,495
  Weitz Partners Value Fund                      Mutual Fund                                          3,294,519
  Janus Worldwide Fund                           Mutual Fund                                          1,178,337
* Fidelity Fund                                  Mutual Fund
                                                                                                        713,142
* Fidelity Magellan Fund                         Mutual Fund                                         10,482,000
* Fidelity ContraFund                            Mutual Fund                                         14,549,014
* Fidelity Balanced Fund                         Mutual Fund                                          9,450,090
* Fidelity Equity Income II Fund                 Mutual Fund                                          3,013,168
* Fidelity Aggressive Growth Fund                Mutual Fund                                          4,990,488
* Fidelity Diversified International Fund        Mutual Fund                                          4,020,387
* Fidelity Dividend Growth Fund                  Mutual Fund                                          7,908,277
* Fidelity Retirement Money Market Fund          Mutual Fund                                         14,172,630
* Fidelity Low Price Stock Fund                  Mutual Fund                                          6,042,697
* Fidelity Capital Appreciation                  Mutual Fund
                                                                                                      2,327,596
* Spartan US Equity Index Fund                   Mutual Fund                                          1,553,103
* Trimble Navigation Limited                     Common Stock (317,651 shares)                       10,495,197
* Participant loans                              Interest rates ranging from 5% to 9.5%               1,156,714
                                                                                                      ---------

                                                 Total                                              $99,438,583
                                                                                                    ===========

*      Party-in-interest

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 24, 2005


                                  By:  /s/   STEVEN W. BERGLUND
                                  -----------------------------
                                  Steven W. Berglund
                                  Title: President and Chief Executive Officer
                                  Trimble Navigation Limited

                                  On behalf of the administrator of the
                                  Trimble Navigation Savings and
                                  Retirement Plan